Mail Stop 4561
Via Fax +011 44 207-605-7951

June 27, 2008

Allan Rowley
Chief Financial Officer
Mgt Capital Investments, Inc.
Kensington Centre
66 Hammersmith Road
London W14 8UD, United Kingdom

      Re: Mgt Capital Investments, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2007
            Filed on March 17, 2008
            File no. 001-32698

Dear Mr. Rowley:

       We have reviewed your response letter dated June 13, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 28, 2008.

Form 10-K for the fiscal year ended December 31, 2007

Note 9. Stockholders' Equity and Minority Interest, page F-15

1.   Please refer to prior comment 1. We reissue part of our previous comment to tell us how you considered SAB Topic 5.H in accounting for the private placement sales of 14.0 million and 5.5 million shares by Medicsight PLC and Medicexchange PLC, respectively. We refer you to Question 3 of SAB Topic 5.H, which indicates that "gain recognition is acceptable in situations other than sales of unissued shares in a public offering as long as the value of the proceeds can be objectively determined." In this regard, it appears that you should have

Allan Rowley
Mgt Capital Investments, Inc.
June 27, 2008
Page 2

    also considered whether or not a portion of the proceeds from these transactions
should have been recorded as a gain to APIC.

2.   We note from your response to prior comment 1 that you deemed the book value
of your investment in Medicsight PLC prior to the IPO to be zero, as they had a
negative equity balance. Tell us the accounting guidance you considered in
making this determination and why you did not use the book value of your
investment (i.e. the negative equity balance) in your gain calculation.
Specifically, tell us how you considered the guidance of paragraphs 14 and 15 of
ARB 51.

3.   We note from your response to prior comment 2 that you classified the gain from
the Company's sale of 11.7 million shares of Medicsight PLC to APIC due to
your consideration of SAB Topic 5.H. However, SAB Topic 5.H applies to
accounting for sales of stock by a <u>subsidiary</u>. In this regard, it appears that this
private placement represented a sale of stock by the <u>parent</u> and accordingly
income statement recognition for such gain would be appropriate. Please tell us
how you intend to rectify this issue. Additionally, tell us how you determined the
cost of shares to be $14.8 million.

4.   Please provide us with a rollforward of your minority interest balance for fiscal
2006 and 2007, including any adjustments that you anticipate booking in
consideration of our comments, both individually for each of your subsidiaries
and in total. Additionally, please reconcile the ending minority interest balance
based on each of your subsidiaries' ending net equity balances and the applicable
minority interest holding's percentage.

5.   Please note that we are unable to conclude on your response to comment 1 with
regards to your proposal to reflect the adjustment related to the IPO in your Q2'08
Form 10-Q until we review your response to the comments listed above.

* * * * * * *

    Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please submit all correspondence and supplemental materials
on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you
may wish to provide us with marked copies of any amendment to expedite our review.
Please furnish a cover letter that keys your response to our comment and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and
your response to our comment.

    You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at
(202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief